Exhibit 99.1

CLAUDE RESOURCES INC. ANNOUNCES BOARD ELECTIONS

April 28, 2005 - Claude Resources Inc. (“Claude” or the “Company”) is pleased to announce that all nominees for the Company’s board of directors were elected by its shareholders at the annual meeting of shareholders held on April 27, 2005. The Board consists of Ronald G. Walker, Jon R. MacNeill, Arnie E. Hillier, Neil McMillan and Robert W. Termuende. Mr. Arnie E. Hillier was appointed Chairman of the Board at the directors’ meeting held immediately following the annual meeting of shareholders. Mr. Arnie E. Hillier has been a director of the Company since April, 1996 and has been with the Company since 1993.

Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold mining and exploration company with producing oil and gas assets. Since 1991, Claude has produced over 650,000 ounces of gold from its Seabee mine in northeastern Saskatchewan and is an active gold explorer with properties in Saskatchewan and Manitoba. Claude also owns the Madsen property in the Red Lake camp of northwestern Ontario, currently under option to Placer Dome.

For further information, please contact:

Neil McMillan
President & CEO
(306) 668-7505

Renmark Financial Communications Inc.
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane: clane@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com